Inky

36 Aigyptou Avenue

Larnaca, 6030, Cyprus

August 08, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Information Technologies and Services

Re:  Inky

Registration Statement on Form S-1 and Amendment No. 2

Filed May 30, 2019

File No. 333-229748

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 12, 2019 addressed to Ioanna Kallidou, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 2 to Form S-1.

Form S-1 and Amendment No. 2 to Form S-1 filed May 30, 2019

Cover Page

1.

We note your response to prior comment 1. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard, we note that you have had no operating revenues since inception on June 12, 2018, and your assets consist only of cash or cash equivalents. Please disclose on the cover page that you are a shell company.

RESPONSE:

The information was disclosed in our Registration Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.

Revise to also include a results of operation and liquidity discussion for the period from inception to November 30, 2018. Refer to Item 303(a) and 303(b) of Regulation S-K. Also, please revise your reference to working capital on page 19 to clearly indicate that you have negative working capital at February 28, 2019.

RESPONSE:

The information was revised in our Registration Form S-1.

Management

Code of Ethics, page 29

3.

We note your response to prior comment 14, and we reissue the comment. The website that you direct investors to for your code of business conduct and ethics is that of another public company. Please revise.

RESPONSE:

We have revised the information in our Registration Form S-1.

Certain Relationships and Related Party Transactions, page 33

4.

We note your response to prior comment 15, and we reissue the comment. You state that there are no related party transactions, however, Ms. Kallidou has loaned funds to Inky. Please revise.

RESPONSE:

We have revised the information in our Registration Form S-1.

Signatures, page 47

5.

We note your response to prior comment 17, and we reissue the comment. Please indicate on the signature page, if true, that Ms. Kallidou is also signing in her capacity as Principal Financial Officer and Principal Accounting Officer or Controller as required by Form S-1.

RESPONSE:

We have revised the information on signature page to reflect all of Ms. Kallidou’s capacities.

Report of Independent Registered Public Accounting Firm, page F-2

6.

As previously requested in our prior comment 15, please request that your independent registered public accounting firm revise their report to comply with PCAOB Auditing Standard 3101. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916. In addition, we note that subsequent events have been evaluated through May 30, 2019. Please have your auditors dual-date their audit opinion to encompass this subsequent events disclosure or revise such disclosure to match the existing date of the audit opinion and solely describe any consideration of events subsequent to the audit report date within your unaudited interim financial statements.

RESPONSE:

We have revised the information in our Registration Form S-1.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INKY

/s/ Ioanna Kallidou

By:___________________________

Ioanna Kallidou

Chief Executive Officer

cc:

Robert L. B. Diener, Esq.